SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
_________

Form 11-K
_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
_________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended              December 31, 2000

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number       2-84723

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for
Benefits as of December 31, 2000 and 1999	4

Statement of Changes in Net Assets Available
for Benefits for the Year Ended December 31, 2000	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE:
Schedule I - Schedule of Assets Held for Investment
Purposes - December 31, 2000	11

SIGNATURES	12

EXHIBIT:
EXHIBIT I - Independent Auditors' Consent

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Schering-Plough Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Schering-Plough Employees' Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 25, 2001

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
($ in 000's)

	2000	1999
Vanguard Funds	$295,329	$252,571

Schering-Plough Stock Fund	221,883	181,592

Loan Fund	9,385	9,444

Net Assets Available for Benefits	$ 526,597	$ 443,607

See Notes to Financial Statements.

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
($ in 000's)

Additions to net assets attributed to:

Investment income:

Interest and dividends	$ 28,806

Net appreciation in fair value of investments	44,712

73,518

Contributions:

Participant contributions	43,120

Total additions	116,638

Deductions from net assets attributed to:

Benefit payments	33,648

Net increase	82,990

Net assets available for benefits:
Beginning of year	443,607

End of year	$526,597

See Notes to Financial Statements.

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
($ in 000's except per share amounts)

1.   General

The Schering-Plough Employees' Savings Plan ("Plan") is a defined contribution plan open to all United States employees of Schering-Plough Corporation ("Company") and its participating subsidiaries who are eligible as of their hire date. There were approximately 13,200 participants in the Plan at December 31, 2000 and 11,500 at December 31, 1999. Schering Corporation is the Plan's sponsor.

2.   Summary of Significant Accounting Policies

Basis of Accounting - The accounts of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

The closing stock prices of Schering-Plough Corporation at December 31, 2000 and December 31, 1999 were $56.75 and $42.375, respectively; the closing price on June 25, 2001 was $38.05.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units.

Participant loans are valued at cost which approximates fair value.

Payment of Benefits - Benefit payments are recorded when paid.

3.   Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Salary Deferral Contributions - Each year participants may contribute from 1% to 6% of pretax annual compensation, as defined in the Plan. Through December 31, 2000, employees covered by a certain collective bargaining agreement were able to contribute up to 10%; however, beginning January 1, 2001, their maximum deferral percentage was decreased to 6%. Contributions are subject to certain limitations.

Participant Accounts - Each participant's account is credited with the participant's contribution and earnings thereon. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings (loss) thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard Fiduciary Trust Company ("Vanguard") investment options:

  500 Index Fund - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.

  Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

  Intermediate-Term Corporate Fund - Invests in a widely diversified group of intermediate-term bonds, most of them issued by corporations with good credit ratings and may also invest in U.S. Treasury Securities.

  International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe and Asia.

  LifeStrategy Conservative Growth Fund - Fund invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds and an asset allocation fund, with the objective of providing current income and low to moderate growth of capital.

  LifeStrategy Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital.

  LifeStrategy Income Fund - Fund invests in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund, with the objective of providing current income.

  LifeStrategy Moderate Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital and a reasonable level of current income.

  Short-Term Corporate Fund - A diversified portfolio primarily consisting of short-term corporate bonds and U.S. Treasury securities.

  Treasury Money Market Fund - Predominately U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of capital and liquidity.

  U.S. Growth Fund - Invests in large, high-quality U.S. companies with records of exceptional growth and above-average prospects for future growth.

  Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

  Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

Schering-Plough Stock Fund - Fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their Salary Deferral Contribution into this fund or allocate no more than 50% of the value of his or her accounts at the time of reallocation to this fund.

Loan Fund - Participants may borrow from their fund accounts up to the lesser of one half of their account or $50 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employee Benefits Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence, which are repayable over a period not to exceed 20 years.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or installments not to exceed the life expectancy of the participant. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Effective January 1, 1998, active participants may elect to withdraw all or a portion of their accounts at any time after age 70.

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.   Tax Status

The Internal Revenue Service has issued a determination letter dated June 1, 1995 to the effect that the Plan is a qualified employee benefit plan, meeting the requirements of Section 401(a) of the Internal Revenue Code and the Trust established thereunder is exempt from Federal income taxes under Section 501(a). Accordingly, there is no provision for income taxes in the Plan's financial statements.

6.   Administration of Plan Assets

Contributions are held and managed by The Vanguard Group, Inc. (the "Trustee"), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the payment of interest and principal on the participant loans.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

All plan administration expenses are borne by the Company.

7.   Net Appreciation (Depreciation) In Fair Value Of Investments

During 2000, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $44,712 as follows:
Schering-Plough Stock Fund	$ 59,256
Vanguard Windsor Fund	1,230
Vanguard Wellington Fund	253
Vanguard Short-Term Corporate Fund	78
Vanguard Intermediate-Term Corporate Fund	25
Vanguard LifeStrategy Income Fund	(1)
Vanguard LifeStrategy Conservative Growth Fund	(16)
Vanguard LifeStrategy Moderate Growth Fund	(103)
Vanguard LifeStrategy Growth Fund	(208)
Vanguard International Growth Fund	(1,778)
Vanguard U.S. Growth Fund	(2,861)
Vanguard Explorer Fund	(4,750)
Vanguard 500 Index Fund	(6,413)
Vanguard Treasury Money Market Fund	-
Loan Fund	-
$ 44,712

8.   Fund Information

   The following funds represent 5% or more of the Plan's net assets available for benefits at:

	December 31,
	2000	1999

Schering-Plough Stock Fund	$221,883	$181,592

Vanguard Windsor Fund	86,889	81,433

Vanguard 500 Index Fund	61,719	60,420

Vanguard Treasury Money Market Fund	48,209	41,878

Vanguard Explorer Fund	36,710	24,698

Vanguard Wellington Fund	29,949	28,462

SCHEDULE I

SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
($ in 000's)

	Participants	Shares/Units		Current Value

Vanguard Windsor Fund*	6,671	5,682,745		$ 86,889	1/

Vanguard 500 Index Fund*	7,101	506,472		61,719	1/

Vanguard Treasury Money Market Fund*	3,554	48,208,668		48,209	1/

Vanguard Explorer Fund*	4,591	610,919		36,710	1/

Vanguard Wellington Fund*	4,325	1,061,637		29,949	1/

Vanguard International Growth Fund*	2,670	583,044		11,002

Vanguard Short-Term Corporate Fund*	1,110	684,467		7,290

Vanguard U.S. Growth Fund*	1,036	221,815		6,133

Vanguard LifeStrategy Growth Fund*	410	133,843		2,622

Vanguard LifeStrategy Moderate Growth Fund*	243	123,799		2,134

Vanguard Intermediate-Term Corporate Fund*	76	121,642		1,154

Vanguard LifeStrategy Conservative Growth Fund*	102	53,998		794

Vanguard LifeStrategy Income Fund*	83	55,705		724

Total Vanguard Registered Investment Company Shares				295,329

Schering-Plough Stock Fund	10,153	217,896	2/	221,883	1/

Outstanding Loan Balance - 6.0% to 11.5% due 36 to 240 months from date of loan	1,234	-		9,385

Total Assets Held for Investment Purposes				$ 526,597

*  Registered Investment Company
1/ Indicates investment representing 5 percent or more of the net assets available for benefits.
2/ Represents Schering-Plough Stock Fund units.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees' Savings Plan

Date: June 25, 2001	By: /s/ Vincent Sweeney
	Name:	Vincent Sweeney
	Title:	Plan Administrator